Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 21 DATED APRIL 13, 2022

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Announce our net asset value as of March 31, 2022;
●	Update our plan of operation; and
●	Update the description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. We are continuing to offer in this Follow-on Offering up to $61,238,768 in our common shares, which represents the value of the shares available to be offered as of June 11, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of March 31, 2022, we had raised total aggregate gross offering proceeds of approximately $110,113,434 and had issued approximately 10,899,871 common shares in the Offerings, purchased by approximately 6,802 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2022, unless extended by our Manager, as permitted under applicable law and regulations.

Net Asset Value Per Share as of March 31, 2022

On April 12, 2022, our Manager determined that our net asset value (“NAV”) per share is $10.99 as of March 31, 2022. This NAV per share will be effective until updated by us on or about June 30, 2022, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of March 31, 2022 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2022.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective April 13, 2022, the offering price per share is $10.99, our NAV per share as of March 31, 2022. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.99 and repurchases of shares made pursuant to the share repurchase program will be made at $10.99.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of March 31, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $360 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $700 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of April 12, 2022, cumulative since inception, we have paid 65 consecutive monthly distributions to shareholders totaling over $20,600,000, of which approximately $9,600,000 was paid in cash and $11,000,000 was reinvested in our shares pursuant to the distribution reinvestment plan.